08002490

Reliance
Industries Limited

RECEIVED
2008 MAY 13 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 10, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	May 10, 2008	Media Release issued by the Company titled "RIL now to produce PE 100 Polyethylene Pipe Grade – *M/s Bodycote Certifies RIL's Relene 46GP003 with PE 100 certification*".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Encl: a/a

PROCESSED
MAY 1 5 2008
THOMSON REUTERS

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

May 10, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "RIL now to produce PE 100 Polyethylene Pipe Grade – *M/s Bodycote Certifies RIL's Relene 46GP003 with PE 100 certification*" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

K. Sethuraman
Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Media Release

Reliance
Industries Limited

RIL now to produce PE 100 Polyethylene Pipe grade

M/s Bodycote Certifies RIL's Relene 46GP003 with PE 100 certification

May 9, 2008, Mumbai: Reliance received the PE 100 certification from M/s Bodycote, Sweden for the product PE pipe grade **Relene** 46GP003, manufactured at Gandhar. This certification has enabled Reliance's entry into the select group of 11 manufacturers to have received the PE 100 certification amongst 440 PE manufacturers present globally.

This is a rare achievement with RIL being the only Indian and seventh Asian producer to get this most coveted certification for this very critical application. Reliance would leverage this certification coupled with our in-house capability to produce PE Pipes to create a differentiated platform for our PE pipe brands. PE 100 Polyethylene Pipe Grade is a novel addition to the family of Polyethylene Pipes manufactured by Reliance.

Pipes made out of PE 100 grades have outstanding pressure and abrasion resistance, superior stress crack resistance and provide a higher margin of safety. These pipes find extensive use in applications for gas and water distribution, effluent disposal etc. and can withstand 10 MPA of stress for 50 years, @ 20° C, **(with no brittle failure)**.

M/s Bodycote is an internationally reputed certification agency for polymer and metal pipe testing and lifetime evaluation. M/s Bodycote has got 105 accredited laboratories in 19 countries and have tested more than 70,000 pipes.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.71 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first and only private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts:

Sharmili Vashani (Mumbai)	Tushar Pania (Mumbai)	Sudeep Purkayastha (Delhi)
022 – 2278 5587	022 -2278 5905	011-2346 3634
+91 99875 11205	+91 98200 88536	+91-98994 41119
sharmili.vashani@ril.com	tushar.pania@ril.com	sudeep.purkayastha@ril.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : media.enquiries@ril.com
Internet : www.ril.com

END